Exhibit 99.1

Glass Lewis Recommends that Homeinns Hotel Group Shareholders Vote “FOR” the Proposed Going-Private Transaction

Shanghai, China, March 9, 2016 — Homeinns Hotel Group (“Homeinns” or the “Company”) (NASDAQ: HMIN), a leading economy hotel chain in China, today announced that Glass Lewis & Co., LLC (“Glass Lewis”) has recommended that Homeinns shareholders vote FOR, among other proposals, the proposal to authorize and approve the Company’s previously announced agreement and plan of merger (the “Merger Agreement”), dated as of December 6, 2015, by and among the Company, BTG Hotels Group (HONGKONG) Holdings Co., Limited (“Holdco”), a wholly owned subsidiary of BTG Hotels (Group) Co., Ltd., a PRC joint stock company that is listed on the Shanghai Stock Exchange (“BTG Hotels”), BTG Hotels Group (CAYMAN) Holding Co., Ltd (“Merger Sub”), a wholly owned subsidiary of Holdco, and solely for the purposes of certain sections thereof, BTG Hotels. Pursuant to the Merger Agreement, Holdco will acquire the Company (other than the rollover shares as specified in the Merger Agreement) for cash consideration of US$17.90 in cash per ordinary share or US$35.80 in cash per American depositary share (“ADS”) of the Company, each representing two ordinary shares, in each case, without interest and net of any applicable withholding taxes, and Merger Sub will be merged with and into the Company with the Company continuing as the surviving company (the “Merger”).

Glass Lewis is a leading independent international proxy advisory firm, and its voting analyses and recommendations are often relied upon by institutional investment firms, mutual funds and fiduciaries throughout the world.

The Company’s extraordinary general meeting of shareholders (the “EGM”) to consider and vote on, among other things, the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger, will be held on March 25, 2016 at 10:00 a.m. (Shanghai time), at the executive offices of the Company located at No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

Shareholders of record at the close of business in the Cayman Islands on March 4, 2016 will be entitled to attend and vote at the EGM. ADS holders as of the close of business in New York City on February 23, 2016 will be entitled to instruct The Bank of New York Mellon, in its capacity as the ADS depositary, to vote the shares represented by their ADSs at the EGM, and are reminded that the deadline to deliver their voting instructions to the ADS depositary is 5:00 p.m. (New York City time) on March 21, 2016.

The Company’s shareholders and ADS holders are urged to read carefully and in their entirety the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov).

The Company has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist it in connection with its upcoming EGM. Shareholders and ADS holders who have questions about the Merger Agreement or the Merger, need additional copies of the Company’s proxy materials, or need assistance in voting their ordinary shares or ADSs are encouraged to contact MacKenzie Partners by email at proxy@mackenziepartners.com or by phone at +1 (800) 322-2885 (toll free) or at +1 (212) 929-5500 (outside of the United States).

If shareholder approval of the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, is obtained at the EGM, subject to satisfaction of the other closing conditions, the Merger is expected to be consummated shortly thereafter. If and when completed, the Merger would result in the Company becoming a privately-held company and its ADSs would no longer be listed on NASDAQ. In addition, the ADSs and the Company’s ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such statements include, among others, those concerning how the Company’s shareholders will vote at the meeting of shareholders, the possibility that various closing conditions for the transaction may not be satisfied or waived and the Merger may not occur and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Homeinns Hotel Group

Homeinns Hotel Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Homeinn as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Homeinns Hotel Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Homeinns Hotel Group’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Homeinns Hotel Group, please visit http://english.homeinns.com.

For more information, please contact:

Mingjia Ding

Homeinns Hotel Group

Tel: +86-21-3337-3333*3870

Email: mjding@homeinns.com

Cara O'Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com